Filed Pursuant to Rule 253(g)(2)

File No. 024-12099

SUPPLEMENT NO. 2 DATED JUNE 27, 2023

TO THE

OFFERING CIRCULAR DATED MAY 8, 2023

FREEPORT HOLDINGS SERIES, LLC

This document supplements, and should be read in conjunction with the Offering Circular dated May 8, 2023 (the “Offering Circular”) of Freeport Holdings Series, LLC, and Supplement No. 1 dated May 17, 2023. The Offering Circular is available here, https://www.sec.gov/Archives/edgar/data/1946910/000182912623003143/freeportholdings_253g2.htm, and Supplement No. 1 is available here, https://www.sec.gov/Archives/edgar/data/1946910/000182912623003557/freeportholdings_253g2.htm

The purpose of this supplement is to announce that the offerings for Series Warhol AWMICKEY, Series Warhol AWMARILYN, Series Warhol AWDEAN, and Series Warhol AWJAGGER will be extended by sixty days in the discretion of the Manager.